FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, regarding distribution of dividends. The same information contained in this letter, together with local payment instructions, was published in the Chilean newspaper “El Mercurio”, on Saturday March 26, 2016.

Santiago, March 28, 2016.

Mr.

Eric Parrado Herrera

Superintendent of Banks and Financial Institutions

Present

Mr. Superintendent:

I hereby inform you that at the Ordinary Shareholders’ Meeting of this institution, held on March 24, 2016, the payment of dividend No.204 has been approved in the amount of CLP$3.37534954173 per “Banco de Chile” share, with charge to year 2015 net distributable income of Banco de Chile.

Sincerely,

Arturo Tagle

Executive Chief Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2016.

Banco de Chile

/s/ Arturo Tagle
By:	Arturo Tagle
CEO